March 20, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (203) 674-7080

Mr. James B. Duffy
Chief Financial Officer
Vertrue Incorporated
680 Washington Boulevard
Stamford, CT 06901

      Re: Vertrue Incorporated
      Form 10-K for the year ended June 30, 2005
      Filed September 13, 2005
      File No. 000-21527

Dear Mr. Duffy:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      Sincerely,

      Steven Jacobs
      Accounting Branch Chief